                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                  For the fiscal year ended December 31, 2001

OR

(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____.

                          Commission File No. 1-13783

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                        1800 West Loop South, Suite 500
                              Houston, Texas 77027

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      INTEGRATED ELECTRICAL SERVICES, INC.
                        1800 West Loop South, Suite 500
                              Houston, Texas 77027

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
As of December 31, 2001
Together With Auditors' Report

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS


Report of Independent Public Accountants.....................................................................2

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000..........................3
   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001............4

Notes to Financial Statements as of December 31, 2001 and 2000...............................................5

Supplemental Schedules-
   Schedule I--Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001.......10
   Schedule II--Schedule G, Part III - Schedule of Nonexempt Transactions for the Year Ended
   December 31, 2001........................................................................................11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, and schedule G, part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Houston, Texas
May 8, 2002

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000


                                                                               2001              2000
                                                                           -------------     -------------
ASSETS:
   Investments, at fair value                                              $ 101,093,144     $  92,068,928
   Accrued income                                                                 26,989            38,545
   Contributions receivable-
     Employee                                                                    309,044           249,445
     Employer                                                                       --              46,874
   Cash, noninterest-bearing                                                       6,000           354,524
                                                                           -------------     -------------
                           Total assets                                      101,435,177        92,758,316

LIABILITIES:
   Accrued liabilities                                                           142,192           349,281
   Excess contributions payable                                                  429,555              --
                                                                           -------------     -------------

                           Total liabilities                                     571,747           349,281
                                                                           -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS                                          $ 100,863,430     $  92,409,035
                                                                           =============     =============


   The accompanying notes are an integral part of these financial statements.

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


NET INVESTMENT INCOME (LOSS):
   Interest on cash and cash equivalents                                                 $      38,123
   Interest on participant loans                                                               247,277
   Net investment loss from common/collective trusts                                        (1,624,650)
   Net investment loss from mutual funds                                                    (8,967,395)
   Net depreciation in fair value of common stock                                             (462,654)
                                                                                         -------------
                                                                                           (10,769,299)
CONTRIBUTIONS:
   Employee                                                                                 18,178,010
   Employer                                                                                  3,259,946
   Rollovers                                                                                   936,896
                                                                                         -------------
                                                                                            22,374,852

TRANSFERS FROM OTHER PLANS (Note 4)                                                          5,689,855

WITHDRAWALS                                                                                 (7,938,956)

EXCESS CONTRIBUTIONS                                                                          (429,555)

ADMINISTRATIVE EXPENSES                                                                       (472,502)
                                                                                         -------------
NET INCREASE                                                                                 8,454,395

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                        92,409,035
                                                                                         -------------
   End of year                                                                           $ 100,863,430
                                                                                         =============


    The accompanying notes are an integral part of this financial statement.

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000


1.  DESCRIPTION OF THE PLAN:

The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan's provisions.

General

The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the Company), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company, as Plan administrator, established an administrative committee (the Administrative Committee). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

Trustee

Hand Benefit and Trust Company (the Trustee), formerly American Industries Trust Company, is the trustee of the Plan.

Trustee fees and administrative costs, excluding participant loan fees, incurred during 2001 were paid either by the Plan or through unallocated forfeitures within the Plan unless the Company elected to pay such expenses on behalf of the Plan. Participant loan fees were paid by the participants requesting the loan.

Eligibility

All employees, excluding members of a collective bargaining unit, nonresident aliens, leased employees and employees of an affiliate of the Company that has not adopted the Plan, are eligible to participate in the Plan on January 1, April 1, July 1 or October 1 immediately following the later of the date on which he or she completes six months of service or attains age 21. Effective January 1, 2002, eligible employees are able to participate in the Plan on the first day of each month immediately following the later of the date on which he or she completes 60 days of service or attains age 21.

Rollovers

Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                                  (Continued)


Contributions

Eligible employees may contribute, on a pretax basis, an amount up to 20 percent of their compensation, as defined. Employee contributions are subject to certain limitations.

Employee contributions for the year ended December 31, 2001, include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contribution refunds in the amount of $429,555 and $0 has been reflected in the statements of net assets available for benefits as of December 31, 2001 and 2000, respectively.

The Company will make matching contributions based on a percentage, if any, as determined each Plan year by the Company. During 2001, the Company made matching contributions equal to 25 percent of the first 6 percent of each participant's contribution.

The Plan allows the Company to make a "true-up" matching contribution at its sole discretion at the end of a Plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company. The Company did not elect to make a "true-up" matching contribution for the 2001 Plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and the participant's share of earnings, losses and any appreciation or depreciation of the funds invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

Participants may borrow from their before-tax contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50 percent of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Loans must be repaid within five years. Principal and interest are repaid through after-tax payroll deductions.

Investment Options

The Plan allows for participant transactions on the first day of any given month with respect to (a) the transfer of funds from one investment alternative to another, (b) changes in the contribution level and (c) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice. The Plan provides for contributions to be invested by the Trustee among the Company's common stock, five mutual funds and five common/collective trust funds in accordance with participant investment elections and the provisions of the trust agreement.

The Trustee utilizes a short-term investment account to invest assets of the Plan pending investment into the directed funds.

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                                  (Continued)


Vesting

Participants are 100 percent vested in their contributions, rollover contributions and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:

                                           Vested
   Completed Years of Service            Percentage
   --------------------------            ----------
           Less than 3                         0%
            3 or more                        100

Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan's ordinary and necessary administrative expenses and then any remaining forfeitures are used to reduce the Company matching contributions. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $396,368 and $314,458, respectively. During 2001, approximately $170,000 of forfeitures were utilized to pay Plan expenses and reduce Company matching contributions.

Withdrawals

Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59-1/2, he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Prior to March 31, 2001, and upon retirement, termination of employment, death or permanent disability, participants or their beneficiaries could choose among monthly installments, a life annuity, a joint and 50 percent or 100 percent survivor annuity, a life annuity with a guaranteed payment period of five, 10, 15 or 20 years or a lump sum equal to the vested value of their accounts. Effective March 31, 2001, all new distributions will be paid in the form of a lump sum equal to the vested value of their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Trustee provides statements, prepared on a cash basis of accounting, to the Company. Adjustments have been made to convert the statements to an accrual basis for reporting purposes. Withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                                  (Continued)


Investment Valuation and
Gains (Losses) on Investments

Investments are reported at market value. Mutual funds and the Company's common stock are valued based upon quoted market prices. The common/collective trust funds are valued at fair value based upon the market value of the underlying assets. The Hand Benefit and Trust Company (formerly American Industries) Composite Employee Benefit Group Trust - Short-Term Income Fund (the Short-Term Income Fund) is a fully benefit-responsive common/collective trust fund investing in short-term debt instruments, including guaranteed investment contracts. The investments of the Short-Term Income Fund are stated at amortized cost which approximates fair value. Participant loans are valued at cost, which approximates fair value. With regard to the common/collective trusts and the mutual funds, dividends, interest, realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the market value of investments are shown as net investment gain (loss) from investments in the statement of changes in net assets available for benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in the market value of common stock are shown as net appreciation (depreciation) in market value of common stock in the statement of changes in net assets available for benefits.

Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.  INVESTMENTS:

The following table presents investments that represent 5 percent or more of the Plan's net assets for December 31, 2001 and 2000:

2001-
   American Growth Fund of America                                 $  19,059,759
   Hand Benefit and Trust Company (formerly American Industries)
     Composite Employee Benefit Group Trust-
     Benefit Trust Equity Index 500 Fund                              12,133,183
     Short-Term Income Fund                                           10,655,399
     SMART Aggressive Fund                                             5,197,719
     SMART Moderate Fund                                               6,466,815
   Fidelity Advisor Government Investment Portfolio                    6,830,047
   Investment Company of America                                       6,368,231
   Janus Worldwide Fund                                               13,813,496
   MFS Capital Opportunities Fund                                     10,408,388

2000-
   American Growth Fund of America                                    18,504,237
   American Industries Composite Employee Benefit Trust-
     Benefit Trust Equity Index 500 Fund                              11,881,014
     Short-Term Income Fund                                            7,735,998
     SMART Aggressive Fund                                             4,827,056
     SMART Moderate Fund                                               5,444,258
   Investment Company of America                                       5,258,071
   Janus Worldwide Fund                                               14,296,146
   MFS Capital Opportunities Fund                                     11,306,399

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                                  (Continued)


4.  TRANSFERS FROM OTHER PLANS:

During 2001, account balances of employees of various acquired companies who had participated in plans sponsored by the acquired companies were transferred to the Plan. Transfers from the acquired companies' plans totaled $5,689,855.

5.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common/collective funds, mutual funds and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.  TAX STATUS:

The Plan obtained the latest determination letter on October 18, 2001, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. Even so, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000.

7.  PRIORITIES UPON TERMINATION:

Under the terms of the Plan, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the balance of their accounts. The Trustee would then commence distribution as directed by the Administrative Committee.

8.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are units of common/collective trust funds managed and distributed by Hand Benefit and Trust Company. Hand Benefit and Trust Company is the Trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan provides for investment in Company common stock and participant loans, which also qualify as party-in-interest transactions.

9.  NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2001. The Company remitted earnings on the nonexempt transactions subsequent to year-end.

10.  SUBSEQUENT EVENTS:

The Plan was amended effective January 1, 2002, to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan changes include, but were not limited to, the ability to make catch-up contributions up to $1,000 by participants reaching age 50 within the 2002 Plan-year and who are contributing at the maximum amount allowed.

                                                                      SCHEDULE I



      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                            AS OF DECEMBER 31, 2001


                                                                           Principal
                                                                            Amount
                                                                           or Number                 Current
            Identity of Issue/Description of Investment                    of Shares     Cost         Value
            -------------------------------------------                   ------------   ----    ---------------
American Growth Fund of America                                                803,870    (a)    $    19,059,759
Hand Benefit and Trust Company Composite Employee Benefit
   Group Trust-
   Benefit Trust Equity Index 500 Fund*                                        991,926    (a)         12,133,183
   Short-Term Income Fund*                                                  10,655,399    (a)         10,655,399
   SMART Aggressive Fund*                                                      444,094    (a)          5,197,719
   SMART Conservative Fund*                                                    259,364    (a)          3,148,421
   SMART Moderate Fund*                                                        529,083    (a)          6,466,815
Fidelity Advisor Government Investment Portfolio                               700,518    (a)          6,830,047
Fidelity Money Market Fund                                                       5,564    (a)              5,564
Integrated Electrical Services, Inc., common stock*                            701,296    (a)          3,590,636
Investment Company of America                                                  223,212    (a)          6,368,231
Janus Worldwide Fund                                                           315,089    (a)         13,813,496
MFS Capital Opportunities Fund                                                 775,010    (a)         10,408,388
Interest-bearing cash                                                     $     11,659    (a)             11,659
Participant loans* (interest rates ranging from 4.0% to 10.7%)            $  3,403,827    (a)          3,403,827
                                                                                                 ---------------
                        Total assets (held at end of year)                                       $   101,093,144
                                                                                                 ===============


*Identified party in interest.
(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II



      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


           SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


                          Relationship
                            to Plan,
                          Employer or                  Description of Transactions,                                 Interest
  Identity of Party       Other Party                    Including Maturity Date,                     Amount        Incurred
      Involved            in Interest        Rate of Interest, Collateral and Maturity Value          Loaned        on Loan
---------------------     ------------    ----------------------------------------------------      ----------     ----------
Integrated Electrical
   Services, Inc.
                          Employer        Lending of monies from the Plan to the employer
                                             (contributions not timely remitted to the Plan)
                                             as follows-
                                               Deemed loan dated February 22, 2000, maturity
                                                 January 5, 2001, with interest at 9.17%
                                                 per month                                          $      895     $      14(a)
                                               Deemed loan dated November 15, 2000, maturity
                                                 July 13, 2001, with interest at 14.86%
                                                 per month                                               4,303         4,135(a)
                                               Deemed loan dated January 23, 2001, maturity
                                                 May 1, 2001, with interest at 5.03%
                                                 per month                                                 440            72
                                               Deemed loan dated February 22, 2001, maturity
                                                 February 23, 2001, with interest at 0.83%
                                                 per month                                               8,812             2
                                               Deemed loan dated February 22, 2001, maturity
                                                 February 27, 2001, with interest at 0.83%
                                                 per month                                               5,799             8
                                               Deemed loan dated February 22, 2001, maturity
                                                 March 2, 2001, with interest at 0.83%
                                                 per month                                               7,212            16
                                               Deemed loan dated February 22, 2001, maturity
                                                 March 9, 2001, with interest at 0.83%
                                                 per month                                               3,066            13
                                               Deemed loan dated April 20, 2001, maturity
                                                 April 27, 2001, with interest at 10.23%
                                                 per month                                               3,062            73
                                               Deemed loan dated May 21, 2001, maturity
                                                 May 25, 2001, with interest at 63.45%
                                                  per month                                              1,894           160
                                               Deemed loan dated May 21, 2001, maturity
                                                 June 1, 2001, with interest at 58.45%
                                                  per month                                              2,784           597
                                               Deemed loan dated June 21, 2001, maturity
                                                 June 22, 2001, with interest at 8.45%
                                                 per month                                               5,518            16
                                               Deemed loan dated July 23, 2001, maturity
                                                 July 24, 2001, with interest at 1.77%
                                                  per month                                              6,713             4
                                               Deemed loan dated July 23, 2001, maturity
                                                 August 7, 2001, with interest at 1.33%
                                                 per month                                               6,305            42

                                                                     SCHEDULE II
                                                                     Continued


                          Relationship
                            to Plan,
                          Employer or                  Description of Transactions,                                 Interest
  Identity of Party       Other Party                    Including Maturity Date,                     Amount        Incurred
      Involved            in Interest        Rate of Interest, Collateral and Maturity Value          Loaned        on Loan
---------------------     ------------    ----------------------------------------------------      ----------     ----------
                                               Deemed loan dated July 23, 2001, maturity
                                                 August 10, 2001, with interest at 1.25%
                                                 per month                                          $    9,797     $      73
                                               Deemed loan dated July 23, 2001, maturity
                                                 August 14, 2001, with interest at 1.17%
                                                 per month                                               3,330            29
                                               Deemed loan dated July 23, 2001, maturity
                                                 September 11, 2001, with interest at 1.07%
                                                 per month                                               3,575            64
                                               Deemed loan dated July 23, 2001, maturity
                                                 January 11, 2002, with interest at 8.40%
                                                 per month                                                 935           421(b)
                                               Deemed loan dated August 21, 2001, maturity
                                                 August 24, 2001, with interest at 0.83%
                                                 per month                                               1,687             1
                                               Deemed loan dated August 21, 2001, maturity
                                                 August 31, 2001, with interest at 0.83%
                                                 per month                                               3,132             9
                                               Deemed loan dated August 21, 2001, maturity
                                                 September 7, 2001, with interest at 0.99%
                                                 per month                                              16,415            92
                                               Deemed loan dated August 21, 2001, maturity
                                                 February 22, 2002, with interest at 10.01%
                                                 per month                                                 797           351(b)
                                               Deemed loan dated September 24, 2001,
                                                 maturity September 28, 2001, with interest
                                                 at 1.22% per month                                     19,781            32
                                               Deemed loan dated September 24, 2001,
                                                 maturity October 2, 2001, with interest at
                                                 2.35% per month                                           371             2
                                               Deemed loan dated September 24, 2001,
                                                 maturity October 16, 2001, with interest at
                                                 4.50% per month                                        10,156           335
                                               Deemed loan dated September 24, 2001,
                                                 maturity December 28, 2001, with interest
                                                 at 12.70% per month                                     3,001         1,207
                                               Deemed loan dated September 24, 2001,
                                                 maturity February 22, 2002, with interest
                                                 at 13.09% per month                                     2,044           874(b)
                                               Deemed loan dated September 24, 2001,
                                                 maturity March 8, 2002, with interest at
                                                 13.09% per month                                          375           160(b)
                                               Deemed loan dated October 22, 2001, maturity
                                                 October 23, 2001, with interest at 5.73%
                                                 per month                                              17,896            34

                                                                     SCHEDULE II
                                                                     Continued


                          Relationship
                            to Plan,
                          Employer or                  Description of Transactions,                                 Interest
  Identity of Party       Other Party                    Including Maturity Date,                     Amount        Incurred
      Involved            in Interest        Rate of Interest, Collateral and Maturity Value          Loaned        on Loan
---------------------     ------------    ----------------------------------------------------      ----------     ----------
                                               Deemed loan dated October 22, 2001, maturity
                                                 October 26, 2001, with interest at 5.73%
                                                 per month                                          $    5,209     $      40
                                               Deemed loan dated October 22, 2001, maturity
                                                 November 20, 2001, with interest at 8.86%
                                                 per month                                               2,473           212
                                               Deemed loan dated October 22, 2001, maturity
                                                 January 29, 2002, with interest at 16.43%
                                                 per month                                                 527           202(b)
                                               Deemed loan dated October 22, 2001, maturity
                                                 March 8, 2002, with interest at 16.43%
                                                 per month                                               3,360         1,288(b)
                                               Deemed loan dated November 21, 2001, maturity
                                                 November 23, 2001, with interest at 10.27%
                                                 per month                                               5,521            38
                                               Deemed loan dated November 21, 2001, maturity
                                                 December 14, 2001, with interest at 19.53%
                                                 per month                                               2,350           352
                                               Deemed loan dated November 21, 2001, maturity
                                                 December 28, 2001, with interest at 21.79%
                                                 per month                                               1,812           487
                                               Deemed loan dated November 21, 2001, maturity
                                                 February 22, 2002, with interest at 22.07%
                                                 per month                                                  24             7(b)
                                               Deemed loan dated November 21, 2001, maturity
                                                 March 8, 2002, with interest at 22.07%
                                                 per month                                               2,636           776(b)
                                               Deemed loan dated December 21, 2001, maturity
                                                 December 28, 2001, with interest at 25.49%
                                                 per month                                              12,619           751
                                               Deemed loan dated December 21, 2001, maturity
                                                 January 9, 2002, with interest at 25.49%
                                                 per month                                               3,785           322(b)
                                               Deemed loan dated December 21, 2001, maturity
                                                 January 23, 2002, with interest at 25.49%
                                                 per month                                               5,876           499(b)
                                               Deemed loan dated December 21, 2001, maturity
                                                 January 25, 2002, with interest at 25.49%
                                                 per month                                              10,458           889(b)
                                               Deemed loan dated December 21, 2001, maturity
                                                 January 29, 2002, with interest at 25.49%
                                                 per month                                               2,834           241(b)
                                               Deemed loan dated December 21, 2001, maturity
                                                 February 1, 2002, with interest at 25.49%
                                                 per month                                               6,083           517(b)

                                                                     SCHEDULE II
                                                                     Continued


                          Relationship
                            to Plan,
                          Employer or                  Description of Transactions,                                 Interest
  Identity of Party       Other Party                    Including Maturity Date,                     Amount        Incurred
      Involved            in Interest        Rate of Interest, Collateral and Maturity Value          Loaned        on Loan
---------------------     ------------    ----------------------------------------------------      ----------     ----------
                                               Deemed loan dated December 21, 2001, maturity
                                                 February 22, 2002, with interest at 25.49%
                                                 per month                                          $    7,848     $     667(b)
                                               Deemed loan dated December 21, 2001, maturity
                                                 March 8, 2002, with interest at 25.49%
                                                 per month                                               1,738           148(b)
                                                                                                                   ---------
                                                                                                                   $  16,272(c)
                                                                                                                   =========

(a)Represents calculated interest from January 1, 2001, through the date of maturity.
(b)Represents calculated interest from the date of the loan through December 31, 2001.
(c)The employer-remitted interest to the Plan subsequent to Plan year-end.

                                   SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 8, 2002


                                        INTEGRATED ELECTRICAL SERVICES, INC.
                                        401(k) RETIREMENT SAVINGS PLAN



                                        By:  /s/ Margery M. Harris
                                        ----------------------------------------
                                        Margery M. Harris
                                        Sr. Vice President - Human Resources and
                                        an Advisory Member of the Administrative
                                        Committee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------
23.1         Consent of Independent Public Accountants
99.1         Notification Letter Pursuant to Temporary Note 3T to Regulation S-X